FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2010

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Compañia de Minas Buenaventura Announces
Third Quarter 2010 Results

Lima, Peru, October 28, 2010 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company announced today its results for the third quarter 2010. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer stated:

“Net income during the quarter was US$174.1 million, a 17% increase when compared to the figure reported in 3Q09 (US$148.5 million), mainly due to a 54% increase in operating income.

EBITDA from Buenaventura’s Direct Operations was US$116.9 million, 15% higher than the figure reported in 3Q09 (US$101.9 million), while EBITDA including Yanacocha and Cerro Verde increased 3%, from US$313.5 million in 3Q09 to US$323.9 million in 3Q10.

These results were mainly driven by higher metal prices, an increase in silver, lead and gold sold, as well as the solid results from Cerro Verde”.

Financial Highlights (in millions of US$, except EPS figures):

	3Q10	3Q09	Var%	9M10	9M 09	Var%
Total Revenues	279.9	230.9	21%	707.0	620.5	14%
Operating Income	96.5	62.8	54%	218.8	193.3	13%
EBITDA (BVN Direct Operations)	116.9	101.9	15%	272.8	276.3	-1%
EBITDA (inc. Yanacocha and Cerro Verde)	323.9	313.5	3%	832.8	803.1	4%
Net Income	174.1	148.5	17%	440.2	383.2	15%
EPS*	0.68	0.58	17%	1.73	1.51	15%

(*) Buenaventura has a total of 254,442,328 shares outstanding.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2010 Results

Operating Revenue

During 3Q10, net sales were US$265.9 million, a 24% increase when compared to the US$214.6 million reported in 3Q09. This was explained by the higher realized prices in all metals and an increase in the volume of gold, silver and lead sold.

Royalty income in 3Q10 totaled US$14.0 million, a 14% decrease when compared to the US$16.2 million reported in 3Q09 due to lower gold volume sold at Yanacocha.

Operating Highlights	3Q10	3Q09	Var%	9M10	9M09	Var%
Net Sales (in millions of US$)	265.9	214.6	24%	665.5	575.9	16%
Average Realized Gold Price Gold (US$/oz)*	1,243	969	28%	1,193	937	27%
Average Realized Gold Price (US$/oz) inc. Yanacocha	1,234	968	28%	1,181	934	26%
Average Realized Silver Price (US$/oz)*	19.15	15.03	27%	18.33	14.26	29%
Average Realized Lead Price (US$/MT)*	2,076	1,980	5%	2,046	1,645	24%
Average Realized Zinc Price (US$/MT)*	2,017	1,751	15%	2,041	1,509	35%
Average Realized Copper Price (US$/MT)*	7,436	5,871	27%	7,135	5,024	42%
(*) Buenaventura’s Direct Operations

Sales Content
	3Q10	3Q09	Var%	9M9M10	9M09	Var%
Gold (in oz)*	113,431	106,375	7%	316,697	304,247	4%
Gold (in oz) inc. Yanacocha	268,714	348,323	-23%	808,510	984,261	-18%
Silver (in oz)*	4,227,559	3,756,801	13%	9,727,045	11,567,549	-16%
Lead (in MT)*	8,335	7,367	13%	19,218	21,819	-12%
Zinc (in MT)*	13,776	17,496	-21%	34,961	48,381	-28%
Copper (in MT)*	1,581	2,020	-22%	5,912	5,499	8%
(*) Buenaventura Direct Operations

Accumulated net sales in 2010 were US$665.5 million, a 16% increase compared to the same period of 2009 (US$575.9 million), while royalty income was US$41.5 million, a 7% decrease when compared to the US$44.6 million reported in the comparable period of 2009.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2010 Results

Production and Operating Costs

Buenaventura’s equity production1 in 3Q10 was 118,367 ounces of gold, 9% higher than the 108,736 ounces reported in 3Q09. Silver production in 3Q10 was 3.6 million ounces, a 3% increase when compared to the 3.5 million ounces reported in 3Q09.

Equity production1 in the nine month period 2010 was 326,113 ounces of gold and 10.0 million ounces of silver. This represented a 5% increase in gold production (310,905 ounces in 9M09), and an 11% decrease in silver production compared to 2009 (11.2 million ounces).

Equity Production[1]
	3Q10	3Q09	Var%	9M10	9M09	Var%
Gold (oz)	118,367	108,736	9%	326,113	310,905	5%
Gold (oz) inc. Yanacocha	273,389	346,128	-21%	819,575	991,611	-17%
Silver (oz)	3,641,121	3,518,740	3%	10,001,321	11,221,621	-11%
Lead ( MT)	5,799	5,199	12%	15,029	15,824	-5%
Zinc ( MT)	8,966	10,095	-11%	23,292	31,272	-26%
Copper (MT) inc. Cerro Verde	15,170	15,116	0%	46,517	46,350	0%

Orcopampa’s (100%) total gold production was 81,828 ounces, in-line with 3Q09 production (82,569 ounces). Production from the Chipmo mine in 3Q10 was 76,153 ounces, 3% higher than the 73,849 ounces reported in 3Q09, which was complemented by the old tailings treatment which produced 5,675 gold ounces (8,720 ounces in 3Q09). Accumulated total gold production in the nine-month period 2010 was 234,430 ounces, a 3% increase when compared to 2009 (227,479 ounces). (Appendix 2)

Cash operating cost in 3Q10 was US$358/oz, 20% higher when compared to 3Q09 (US$299/oz). This was explained by:
1.	A 38% increase in contractor costs due to a 17% increase in drifting work and a 4% increase in diamond drilling.
2.	20% higher labor costs mainly explained by non-recurring negotiation closure bonuses (80% of the total increase), as well as an increase in salaries and the 5% appreciation of the Nuevo Sol.

At Poracota, gold production in 3Q10 was 16,230 ounces, an increase of 21% when compared to 3Q09 (13,366 ounces), while the cash operating cost was US$919/oz, in-line with the figure reported in 3Q09. Accumulated gold production for the nine-month period 2010 was 45,127 ounces, 19% higher than the figure reported in 2009 (38,043 ounces).

Total royalties paid to the government at both Orcopampa and Poracota in 3Q10 totaled US$4.3 million.

At Uchucchacua (100%), total silver production in 3Q10 was 2.5 million ounces, similar to 3Q09, despite the 2% decrease in silver grade and a 5% decline in recoveries, offset by an 8% increase in ore treated (Appendix 2). Zinc production in 3Q10 was 1,970 MT, also similar to 3Q09, while lead production increased 14% (2,193 MT in 3Q10 vs. 1,921 MT in 3Q09). Accumulated production in the nine-month period 2010 was 6.9 million ounces of silver, 15% lower than in 2009 (8.1 million ounces); 5,367 MT of zinc, a decrease of 19% when compared to 2009 (6,658 MT) and 5,951 MT of lead, 16% lower than the figure reported in 2009 (7,104 MT).
______________________________
1 Production includes 100% of operating units, 100% of CEDIMIN, 53.06% of La Zanja and 46.08% of El Brocal.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2010 Results

Cash operating cost in 3Q10 was US$12.82/oz, a 21% increase compared to the $10.62/oz in 3Q09. This was best explained by:
1.	23% higher labor costs mainly explained by a non-recurring negotiation closure bonuses (70% of the total increase), as well as an increase in salaries and the 5% appreciation of the Nuevo Sol.
2.	A 33% rise in contractor expenses due to higher productivity bonuses.

Total royalties paid to the government at Uchucchacua in 3Q10 totaled US$1.1 million.

At Antapite (100%), total production in 3Q10 was 9,396 ounces of gold, an increase of 13% compared to 3Q09 (8,297 ounces), mainly due to a 16% increase in ore treated (Appendix 2). Accumulated gold production was 26,026 ounces, an 11% increase when compared to 2009 (23,430 oz).

Gold cash operating cost in 3Q10 was US$760/oz, 1% lower than in 3Q09 (US$766/oz).

Total royalties paid to the government at Antapite in 3Q10 totaled US$0.2 million.

La Zanja (53.06%) started to leach ore in pads on August 6, 2010. The first gold bar was obtained on September 7, 2010. Total production in 3Q10 was 10,660 ounces of gold (5,656 oz attributable to Buenaventura).

At El Brocal (46.08%), the first stage of the expansion project was completed.

At Marcapunta, copper production for 3Q10 was 1,672 MT, 28% lower than 3Q09 (2,312 MT). Accumulated copper production in 9M10 was 6,850 MT, an 8% increase when compared to 6,343 MT in the same period 2009. Cash cost at Marcapunta for 3Q10 was US$5,940/MT (includes US$2,568/MT of treatment charges and deductions), an 87% increase when compared to US$3,183/MT reported in 3Q09.

At Colquijirca, total zinc production was 13,771 MT in 3Q10, an 18% decrease when compared to the 16,795 MT reported in 3Q09 due to a 13% decline in tonnage of polymetalic ore to allow higher copper ore treatment and a 10% decrease in ore grade (Appendix 2). Total silver production in 3Q10 was 765,963 ounces, a 16% decrease when compared to the 916,637 ounces reported in 3Q09, mainly explained by the previously-mentioned decline in tonnage treated, an 8% decrease in the silver ore grade and 5% lower recovery rate. Total lead production for 3Q10 was 4,668 MT, an 11% decrease when compared to 5,225 MT in 3Q09.

For 9M10, total zinc production was 35,340 MT, a 30% decrease when compared to the 50,818 MT reported in 9M09. In the case of silver, total production decreased 31%, from 2.8 million ounces in 9M09 to 1.9 million ounces in 9M10. Lead production for the first nine-months 2010 was 11,583 MT, 20% lower than the same period in 2009 (14,520 MT).

Zinc cash cost in Colquijirca increased 9%, from US$594/MT in 3Q09 to US$648/MT in 3Q10. This was due to the lower zinc metallic content produced.

Total royalties paid to the government at Colquijirca and Marcapunta in 3Q10 totaled US$0.9 million.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2010 Results

Operating Expenses

General and administrative expenses in 3Q10 were US$27.9 million, 18% lower than the figure reported in 3Q09 (US$34.2 million) due to a lower ‘mark to market’ provision for long-term compensation (US$15.9 million in 3Q10 vs. US$20.8 million in 3Q09). General and administrative expenses in the nine-month period 2010 totaled US$66.8 million, a 4% lower than the US$69.9 million reported in the same period of 2009.

Exploration Costs in Non-Operational Mining Sites

Exploration costs at non-operational mining sites, which include care and maintenance, in 3Q10 were US$7.8 million, a 10% increase compared to the US$7.1 million reported in 3Q09. The main efforts were focused at the Castrejon prospect at La Zanja (US$0.9 million), Mallay (US$0.9 million), El Brocal (US$3.2 million) and Colquemayo (US$0.5 million) projects.

Exploration costs at non-operating mining sites in the nine-month period 2010 were US$25.9 million, a 7% increase when compared to the same period in 2009 (US$24.3 million).

Operating Income

Operating income in 3Q10 was US$96.5 million, a 54% increase compared to the US$62.8 million reported in 3Q09. This result was mainly explained by higher revenues and lower administrative expenses.

Accumulated operating income for the period was US$218.8 million, an increase of 13% when compared to the figure reported in 2009 (US$193.3 million).

Share in Affiliated Companies

During 3Q10, Buenaventura’s income from non-consolidated affiliates was US$118.1 million, 6% lower than the US$125.5 million reported in 3Q09. Yanacocha’s contribution to these results decreased 29%, from US$88.2 million in 3Q09 to US$62.4 million 3Q10, partially offset by a 56% increase in contributions from Cerro Verde, which rose from US$37.3 million in 3Q09 to US$58.1 million in 3Q10.

Accumulated income from non-consolidated affiliates in the nine-month 2010 period was US$316.2 million, an increase of 4% compared to the US$303.8 million reported in 2009.

YANACOCHA
At Yanacocha (43.65%), 3Q10 gold production was 355,150 ounces of gold, a decrease of 35% compared to 3Q09 (543,854 ounces). Gold production in the nine-month 2010 period was, according to guidance, 1,130,504 ounces, but a decrease of 28% compared to the 1,559,465 ounces reported in the same period 2009.

Cost applicable to sales (CAS) at Yanacocha in 3Q10 was US$437/oz, 42% higher than the figure reported in 3Q09 (US$308/oz) due to higher diesel costs, higher labor costs (including worker’s participation) and an increase in royalties.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2010 Results

Net income at Yanacocha in 3Q10 was US$143.6 million, a 29% decrease when compared to the 3Q09 figure (US$202.8 million). Accumulated net income in 2010 was US$450.5 million, a 10% decrease from 2009 (US$498.5 million).

During 3Q10, EBITDA totaled US$253.9 million, a decrease of 24% compared to 3Q09 (US$336.3 million). This decrease was explained by the 19% decline in revenues (US$436.4 million in 3Q10 vs. US$535.8 million in 3Q09) due to a 36% decrease in ounces of gold sold. EBITDA for 9M10 was US$781.4 million, a 9% decrease when compared to the US$858.5 million reported in 2009.

The Company continues to expect total 2010 gold production at Yanacocha to be between 1,460,000 and 1,550,000 ounces, with costs applicable to sales near the high end of $360 and $400 per ounce. This is due primarily to higher royalties and worker’s participation costs as a result of higher realized gold prices.

CAPEX in 3Q10 was US$84.3 million, while for the cumulative period, CAPEX totaled US$194.9.

CERRO VERDE
At Cerro Verde (19.26%), 3Q10 copper production was 74,768 MT, a 2% increase when compared to 3Q09 (72,973 MT). Accumulated copper production in 9M10 totaled 225,108 MT, in-line with the same period 2009 (225,498 MT).

During 3Q10, Cerro Verde reported net income of US$304.1 million, a 53% increase when compared to US$198.1 million in 3Q09. Accumulated net income in 9M10 was US$679.5 million, a 46% increase compared to the same period 2009 (US$463.9 million).

CAPEX in 3Q10 totaled US$29.2 million, and US$74.8 million for the nine-month period 2010.

Net Income

This quarter, Buenaventura’s net income was US$174.1 million, representing US$0.68 per share compared to US$148.5 million in 3Q09 (17% increase). This was mainly explained by the 54% increase in operating income despite a 29% decrease in contributions from Yanacocha.

Net income for the nine-month period 2010 was US$440.2 million (US$1.73 per share), a 15% increase when compared to the US$383.2 million (US$1.51 per share) reported in the same period 2009.

Project Development

ORCOPAMPA

•
2nd stage of old tailings retreatment to recover 38,000 oz of gold and 1.1 M oz of silver. As of September 2010, all equipment was purchased, while the assembly of 5 thickeners was ongoing. This project will be completed in 4Q10. Total investment as of September, 2010 was US$3.7 million out of a total budget of US$5.5 million.

•
Tailing Dam #4 expansion for an additional 1.8 years was completed. Only auxiliary work for security and environment remain pending. Total investment as of September 2010 was US$11.1 million out of a total budget of US$10.4 million.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2010 Results

UCHUCCHACUA

•
The chemical plant project to clean manganese content from lead-silver concentrates to obtain better commercial terms and improve the mining process is in progress. Total investment as of September, 2010 was US$1.6 million out of a total budget of US$33 million.

TANTAHUATAY

•	Total estimated CAPEX is US$72.0 million.

As of September 30, 2010, project expenditures totaled US$13.6 million. The construction permit was obtained on May 24, 2010.  The duration of the construction phase will be approximately 10 months. The mine construction progress is summarized in the following chart:

Structure	Progress as of September 30, 2010
Tantahuatay pit	0%
Waste rock deposit	0%
Waste soil deposit	22.2%
Top soil deposit	6.4%
Leaching platform	8.5%
Processing plant	10%

Board Resolutions

The Board of Director’s meeting held October 28, 2010, passed the following resolution:

Declaration of a cash dividend of US$0.16 per share or ADS, to be paid in U.S. dollars on November 30, 2010 to shareholders of record as of November 16, 2010. The ex-dividend date is November 12, 2010.

* * *

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2010 Results

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, Poracota, Uchucchacua, Antapite, Julcani and Recuperada). Has controlling interest in three mining companies (El Brocal, La Zanja and CEDIMIN) as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 19.26% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

If a printed version of the Company’s 2009 Form 20-F is requested, please contact the persons indicated above otherwise, download a PDF format file from our web site.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates
	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	46.08	Colquijirca and Marcapunta Project
Canteras del Hallazgo S.A **	49.00	Chucapaca Project
Compañía Minera Coimolache S.A **	40.09	Tantahuatay Project
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.26	Cerro Verde

(*)Consolidates
(**) Equity Accounting

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2010 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%
Ore Milled DST	128,211	128,889	-1%	62,515	128,716	-51%	359,636	356,394	1%	222,944	396,186	-44%
Ore Grade OZ/ST	0.62	0.60	3%	0.08	0.08	-2%	0.62	0.59	5%	0.08	0.07	12%
Recovery Rate %	95.8%	95.3%		81.2%	79.8%		95.8%	95.4%		81.2%	80.4%
Ounces Produced	76,153	73,849	3%	5,675	8,720	-35%	216,208	201,471	7%	18,222	26,008	-30%

Orcopampa Total Production		3Q10	81,828	3Q09	82,569	9M10	234,429	9M09	227,479

	Three Months Ended September 30						Nine Months Ended September 30
	Antapite			Poracota			Antapite			Poracota
	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%
Ore Milled DST	38,173	32,854	16%	64,274	65,170	-1%	106,406	105,012	1%	180,942	180,341	0%
Ore Grade OZ/ST	0.25	0.27	-4%	0.29	0.25	15%	0.25	0.24	7%	0.30	0.26	14%
Recovery Rate %	96.8%	95.5%		86.1%	80.7%		96.6%	94.7%		84.5%	81.8%
Ounces Produced	9,396	8,297	13%	16,230	13,366	21%	26,026	23,430	11%	45,127	38,043	19%

	LA ZANJA
	3Q10	3Q09%		9M10	9M09%
Ounces Produced	10,660	0		10,660	0

	SILVER PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%
Ore Milled DST	272,994	252,034	8%	440,353	505,721	-13%	748,520	771,531	-3%	1,150,525	1,454,666	-21%
Ore Grade OZ/ST	12.78	13.10	-2%	2.43	2.99	-19%	13.03	14.10	-8%	2.40	2.97	-19%
Recovery Rate %	70.5%	74.5%		70.9%	62.1%		70.5%	74.2%		69.0%	70.6%
Ounces Produced	2,459,144	2,457,477	0%	765,963	916,637	-16%	6,874,207	8,058,433	-15%	1,901,098	2,770,176	-31%

	ZINC PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%
Ore Milled DST	272,994	252,034	8%	440,353	505,721	-13%	748,520	771,531	-3%	1,150,525	1,454,666	-21%
Ore Grade %	1.52%	1.58%	-4%	4.62%	5.13%	-10%	1.52%	1.64%	-7%	4.69%	5.34%	-12%
Recovery Rate %	52.6%	54.2%		73.6%	71.3%		51.7%	57.9%		72.2%	72.1%
ST Produced	2,172	2,146	1%	15,180	18,514	-18%	5,916	7,340	-19%	38,956	56,017	-30%

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2010 Results

APPENDIX 3

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of September, 30 2010  and  December, 31 2009

	2010	2009
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	524,132	714,454
Trade accounts receivable, net	98,070	122,950
Other accounts receivable	19,982	14,346
Accounts receivable from related parties	18,086	21,866
Embedded derivatives for concentrates sales	9,072	4,838
Inventory, net	76,784	43,776
Prepaid taxes and expenses	28,396	14,368
Total current assets	774,522	936,598

Accounts receivable from related parties	6,864	-
Other accounts receivable	1,508	1,457
Inventory	13,482	1,211
Prepaid taxes and expenses	11,178	10,787
Investment in associates	1,376,286	1,126,167
Mining concessions and property, plant and equipment, net	484,196	351,784
Development costs, net	80,487	91,633
Deferred income tax and workers’ profit sharing asset	256,949	261,877
Other assets	4,815	5,045
Total assets	3,010,287	2,786,559

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	81,197	58,233
Income tax payable	13,091	20,528
Other liabilities	82,426	87,125
Embedded derivatives for concentrates sales	-	292
Hedge derivative financial instruments	4,831	1,468
Financial obligations	1,521	79,452
Total current liabilities	183,066	247,098

Other long-term liabilities	121,307	102,053
Accounts payable from related parties	1,370
Financial obligations	40,974	150,555
Hedge derivative financial instruments	1,590	5,375
Deferred income tax and workers’ profit sharing liabilities	21,185	18,158
Total liabilities	369,492	523,239

Shareholders’ equity net
Capital stock, net of treasury shares of US$62,622,000 in the year 2010 y 2009	750,540	750,540
Investments shares, net of treasury shares of US$142,000 in the year 2010 y 2009	2,019	2,019
Additional paid-in capital	225,978	225,978
Legal reserve	112,390	112,363
Other reserves	269	269
Retained earnings	1,374,895	1,011,077
Cumulative translation loss	(34,075)	(34,075)
Cumulative unrealized, gain (loss)	(2,214)	(3,916)
	2,429,802	2,064,255
Minority interest	210,993	199,065
Total shareholders’ equity, net	2,640,795	2,263,320

Total liabilities and shareholders’ equity, net	3,010,287	2,786,559

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2010 Results
Page 11of 13

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three and nine month period ended September, 30 2010 and  September, 30 2009

	For the three month period		For the nine month period
	ended September, 30		ended September, 30
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	265,912	214,647	665,549	575,859
Royalty income	13,985	16,215	41,469	44,641
Total income	279,897	230,862	707,018	620,500

Operating costs
Cost of sales, excluding depreciation and amortization	84,564	75,724	233,248	198,450
Exploration in units in operation	25,801	19,371	66,249	48,156
Depreciation and amortization	20,373	18,227	53,884	53,706
Total operating costs	130,738	113,322	353,381	300,312
Gross income	149,159	117,540	353,637	320,188

Operating expenses
Administrative expenses	27,885	34,161	66,838	69,923
Royalties	14,434	11,068	35,208	25,833
Exploration in non-operating areas	7,770	7,052	25,924	24,268
Sales expenses	2,545	2,414	6,822	6,899
Total operating expenses	52,634	54,695	134,792	126,923

Operating income	96,525	62,845	218,845	193,265

Other income (expenses), net
Share in associates companies by the equity method, net	118,100	125,511	316,202	303,751
Interest incomes	1,886	2,532	6,356	5,117
Interest expenses	(2,022)	(3,773)	(6,217)	(13,005)
Income (loss) from currency exchange difference, net	334	1,456	(360)	2,650
Other, net	(498)	1,062	2,969	2,597
Total other income, net	117,800	126,788	318,950	301,110

Income before workers’ profit sharing, income tax
and minority interest	214,325	189,633	537,795	494,375

Provision for workers’ profit sharing	(5,133)	(4,387)	(12,131)	(13,010)
Provision for income tax	(22,899)	(20,535)	(56,373)	(59,641)

	186,293	164,711	469,291	421,724

Net income attributable to minority interest	(12,208)	(16,234)	(29,141)	(38,570)

Net income attributable to Buenaventura	174,085	148,477	440,150	383,154

Basic and diluted earnings per share attributable to
Buenaventura, stated in U.S. dollars	0.68	0.59	1.73	1.51

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2010 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three and nine month period ended September, 30 2010 and  September, 30 2009

	For the three month period ended		For the nine month period ended
	September, 30		September, 30
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	215,850	205,905	687,696	547,285
Dividends received	77,033	4,642	77,033	105,037
Royalties received	13,272	13,707	45,234	36,487
Value Added Tax (IGV) recovered	1,816	18,572	4,433	30,477
Interest received	1,629	2,523	3,694	5,635
Payments to suppliers and third parties	(138,522)	(92,571)	(376,754)	(268,753)
Payments to employees	(20,235)	(22,747)	(76,117)	(77,528)
Payment of royalties	(14,265)	(9,393)	(43,548)	(26,880)
Income tax paid	(8,589)	(10,943)	(37,007)	(23,670)
Payments of interest	(443)	(2,379)	(3,284)	(9,076)

Net cash and cash equivalents provided by operating activities	127,546	107,316	281,380	319,014

Investment activities
Proceeds from sales of plant and equipment	32	-	686	-
Additions to mining concessions, property, plant and equipment	(60,293)	(8,693)	(170,105)	(37,252)
(Increase) decrease in time deposit	42,657	(17,552)	(11,047)	2,364
Payments for purchase of investments shares	(3,438)	-	(10,703)	(37,812)
Disbursements for development activities	5,043	(28,247)	(5,348)	(43,931)

Net cash and cash equivalents used in invesment activities	(15,999)	(54,492)	(196,517)	(116,631)

Financing activities
Increase in financial obligations	15,044	-	38,099	-
Payments of financial obligations	(507)	(24,510)	(225,611)	(73,603)
Dividens paid			(82,690)	(5,513)
Dividens paid to minority shareholders of subsidiary	(3,438)	(3,654)	(16,030)	(23,546)

Net cash and cash equivalents provided by (used in) financing activities	11,099	(28,164)	(286,232)	(102,662)

Increase (decrease) in cash and cash equivalents during the period	122,646	24,660	(201,369)	99,721
Cash and cash equivalents at beginning of period	390,439	607,088	714,454	532,027

Cash and cash equivalents at period-end	513,085	631,748	513,085	631,748

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2010 Results

	For the three month period ended		For the nine month period ended
	September, 30		September, 30
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)
Reconciliation of net income to cash and cash equivalents
provided by operating activities

Net income attributable to Buenaventura	174,085	148,477	440,150	383,154
Plus (less)
Depreciation and amortization	20,373	18,227	53,884	53,706
Provision for long term officers’ compensation	15,893	20,805	32,991	29,286
Net income attributable to minority interest	12,208	16,234	29,141	38,570
Deferred income tax and workers' profit sharing benefit	1,777	242	7,888	14,353
Provision for estimated fair value of embedded derivatives related
to sales of concentrates	(454)	3,991	4,526	(4,331)
Net cost of plant and equipment sold	2,038	300	2,432	523
Adjustment to present value of mining-units closure provision	1,580	1,636	858	4,488
Loss on currency exchange differences	(334)	(1,456)	360	(2,650)
Allowance for doubtful trade accounts receivable	-	3,545	-	12,611
Share in associates companies by the equity method, net of
dividends received in cash	(41,067)	(120,869)	(239,169)	(198,714)
Reversal for slow moving and obsolescent supplies	152	172	(318)	(443)
Others	236	624	198	1,156

Net changes in assets and liabilities accounts

Decrease (increase) of operating assets
Trade accounts receivable	(40,556)	(11,605)	24,880	(17,754)
Accounts receivable from related parties	(5,726)	(527)	(3,084)	(7,604)
Embedded derivatives for concentrates sales	(4,234)	-	(4,234)	-
Inventory	(26,180)	14	(45,279)	(881)
Prepaid taxes and expenses	974	13,106	(14,419)	22,349
Other accounts receivable	(11,808)	(8,136)	(9,983)	(28,718)

Increase (decrease) of operating liabilities
Trade accounts payable	1,743	5,787	22,964	10,537
Income tax payable	5,876	11,236	(7,437)	11,202
Other liabilities	20,970	5,513	(14,969)	(1,826)

Net cash and cash equivalents provided by operating activities	127,546	107,316	281,380	319,014

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: October 28, 2010